EXHIBIT 99.1

NXT Energy Solutions Announces Release Date for Its First Quarter 2022 Results and Conference Call

CALGARY, Alberta, May 10, 2022 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) announces it will release its first quarter 2022 financial and operating results for the quarter ended March 31, 2022, on Thursday, May 12, 2022 after market close. A conference call to discuss the first quarter 2022 results will be held on Monday, May 16, 2022 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time).

Details of the conference call are as follows:

Date:	Monday, May 16, 2022
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
Participants call:	1-800-806-5484
Conference ID:	8249637#

NXT’s first quarter 2022 financial and operating results will be filed in Canada on SEDAR at www.sedar.com and will be available in the USA on EDGAR at www.sec.gov/edgar. The financial and operating results will also available on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. Eugene Woychyshyn	Mr. George Liszicasz
VP Finance & CFO	President & CEO
302-3320 17th Avenue SW Calgary, AB, T3E 0B4	302-3320 17th Avenue SW Calgary, AB, T3E 0B4
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com